                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of June 30, 1999.
                                         -------    --

                                 Transtel S.A.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  [X]   Form 40-F___________


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes_________  No [X]

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                                  1998               1999            1999
                                                                           ------------------  -----------------  -----------
                                                                                                                  (Thousands
                                                                           (Thousand of pesos of June 30, 1999)   of Dollars)
ASSETS
Current
 Cash....................................................................    Ps   5,314,129    Ps   11,313,686   $    6,532
 Short-term and temporary investments....................................        67,491,444         23,637,186       13,647
 Accounts receivable, net................................................        30,114,186         60,449,351       34,899
 Inventories.............................................................         1,647,632          2,613,008        1,509
 Prepaid expenses........................................................           680,293            742,923          429
                                                                             --------------    ---------------   ----------
  Total current assets...................................................       105,247,684         98,756,154       57,016
Non-current
 Accounts receivable.....................................................        23,576,718         42,836,863      24,731
 Properties, plant and equipment, net....................................       220,795,246        336,627,406     194,346
 Deferred monetary correction............................................         3,380,378          5,144,016       2,970
 Deferred costs..........................................................        54,334,150         63,836,176      36,855
 Long-term investments...................................................        18,925,174          3,081,277       1,779
 Other assets............................................................         2,451,369          6,008,485       3,469
 Reappraisal of assets...................................................        26,342,079         35,198,601      20,321
                                                                             --------------    ---------------   ---------
  Total assets...........................................................    Ps 455,052,798    Ps  591,488,978   $ 341,487
                                                                             ==============    ===============   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt.........................................................    Ps   2,615,206    Ps   12,166,559   $   7,024
 Current portion of other long-term debt.................................                            1,710,000         987
 Current portion of capital lease obligations............................         2,765,914          9,668,403       5,582
 Accounts payable........................................................        24,094,604         37,613,565      21,716
 Tax liabilities.........................................................         4,414,716         14,507,489       8,376
 Labor liabilities.......................................................           477,128            310,778         179
 Other liabilities.......................................................         3,373,127          1,664,750         961
 Accrued pension obligations.............................................           664,650            625,159         361
                                                                             --------------    ---------------   ---------
  Total current liabilities..............................................        38,405,345         78,266,703      45,186
Long-term liabilities
 12 1/2% Senior Notes due 2007..........................................       225,637,642        259,815,000     150,000
 20.32% Senior Discount Notes due 2008...................................                           28,512,955      16,461
 Other long-term debt....................................................                            6,458,304       3,729
 Capital lease obligations...............................................        23,633,709         43,320,475      25,010
 Deferred monetary correction............................................         8,905,356          6,718,535       3,879
 Accrued pension obligations.............................................         7,396,887          6,918,980       3,995
 Other liabilities.......................................................        16,148,259         11,649,402       6,726
                                                                             --------------    ---------------   ---------
  Total liabilities......................................................       320,127,198        441,660,354     254,986
                                                                             --------------    ---------------   ---------
Minority interest........................................................        58,043,779         68,520,427      39,559
                                                                             --------------    ---------------   ---------
Commitments
Shareholders' equity:
 Common stock, Ps1 par value, 50 billion shares
        authorized; 34,611,747,976 shares issued
  and outstanding (5,039,801,222 in 1998)................................        47,774,987         47,774,987      27,582
 Retained earnings.......................................................        13,243,394         19,044,807      10,995
 Surplus from reappraisal of assets......................................        15,863,440         14,488,403       8,365
                                                                             --------------    ---------------   ---------
  Total shareholders' equity.............................................        76,881,821         81,308,197      46,942
                                                                             --------------    ---------------   ---------
  Total liabilities and shareholder's equity.............................    Ps 455,052,798    Ps  591,488,978   $ 341,487
                                                                             ==============    ===============   =========

Memorandum accounts......................................................    Ps 204,420,402    Ps  168,449,240   $  97,251
                                                                             ==============    ===============   =========


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                                                                                    For the Three Months Ended
                                                  For the Six Months Ended June 30,                           June 30,
                                          ---------------------------------------------------   ------------------------------------
                                                1998           1999               1999                1999                1999
                                                ----           ----               ----                ----                ----
                                          (Thousands of Pesos of June 30,       (Thousands of       (Thousands of      (Thousands of
                                              1999 purchasing power)              Dollars--        Pesos of June 30,      Dollars--
                                                                                  Unaudited)       1999 purchasing        Unaudited)
                                                                                                       power)
Revenues.............................     Ps   30,268,656   Ps  58,906,111      $    34,008        Ps  28,714,299       $   16,578
                                          ---------------   --------------      -----------        --------------       ----------

Costs and expenses:
      Operating costs................           6,652,257        8,876,731            5,125             2,961,261            1,710
      Administrative expenses........           8,148,007       15,055,856            8,692             8,210,275            4,740
      Marketing expenses.............           2,025,174        3,898,427            2,251             1,980,821            1,144
                                          ---------------   --------------      -----------        --------------       ----------
                                               16,825,438       27,831,014           16,068            13,152,357            7,594
                                          ---------------   --------------      -----------        --------------       ----------
            Operating income.........          13,443,218       31,075,097           17,940            15,561,942            8,984
                                          ---------------   --------------      -----------        --------------       ----------
Non operating income (expenses)
      Financial income...............          22,036,929       44,170,533           25,501            22,610,288           13,054
      Financial expenses.............         (32,988,657)     (71,918,448)         (41,521)          (48,009,516)         (27,718)
      Other..........................           1,532,139       (1,791,981)          (1,035)           (1,810,450)          (1,045)
                                          ---------------   --------------      -----------        --------------       ----------
                                               (9,419,589)     (29,539,896)         (17,055)          (27,209,679)         (15,708)
                                          ---------------   --------------      -----------        --------------       ----------
Net monetary inflation adjustment
 income ..............................         13,188,863       12,115,793            6,995             4,985,610            2,878
                                          ---------------   --------------      -----------        --------------       ----------
       Income (loss) before income
        taxes and minority interest......      17,212,492       13,650,994            7,881            (6,662,126)          (3,846)
Income tax (expense) benefit.........          (5,288,353)      (5,038,131)          (2,909)            1,350,278              780
                                          ---------------   --------------      -----------        --------------       ----------
          Income (loss) before minority
           interest..........                  11,924,139        8,612,863            4,972            (5,311,848)          (3,066)
Minority interest....................          (5,147,379)      (8,421,439)          (4,862)           (1,760,913)          (1,017)
                                          ---------------   --------------      -----------        --------------       ----------
          Net  income (loss).......       Ps    6,776,760   Ps     191,424      $       110        Ps  (7,072,761)      $   (4,083)
                                          ===============   ==============      ===========        ==============       ==========

Earnings per share (in single Pesos and
    Single Dollars per share)........     Ps         1.35   Ps         0.01     $         -        $        (0.20)      $        -
                                          ===============   ==============      ===========        ==============       ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (Unaudited)

                    Six months Ended June 30, 1998 and 1999
              (Thousands of Pesos of June 30, 1999, except shares)

                                      Common Shares Outstanding
                                     ---------------------------
                                       Number           Amount           Retained          Surplus from           Total
                                     ---------         --------          Earnings           Reappraisal        Shareholders'
                                    (Thousands)                      -----------------       of Assets             Equity
                                                                                        ------------------  ------------------
Balance at December 31, 1997.......   5,039,801     Ps 47,774,987      Ps  6,466,634       Ps   11,707,728     Ps    65,949,349
Net income.........................                                        6,776,760                                  6,776,760
Movement during the period.........                                                              4,155,712            4,155,712
                                     ----------     -------------      -------------       ---------------     ----------------
Balance at June 30, 1998...........   5,039,801        47,774,987         13,243,394            15,863,440           76,881,821
                                     ==========     =============      =============       ===============     ================

Balance at December 31, 1998.......  34,611,748     Ps 47,774,987      Ps 18,853,383       Ps   15,368,099     Ps    81,996,469
Net income.........................                                          191,424                                    191,424
Movement during the period.........                                                               (879,696)            (879,696)
                                     ----------     -------------      -------------       ---------------     ----------------
Balance at June 30, 1999...........  34,611,748     Ps 47,774,987      Ps 19,044,807       Ps   14,488,403     Ps    81,308,197
                                     ==========     =============      =============       ===============     ================

          Retained earnings balances consist of the following:

                                                                                    June 30,
                                                                      ----------------------------------
                                                                             1998             1999
                                                                      ---------------  -----------------
Legal reserve..................................................       Ps    511,350    Ps     646,650
Appropriated for future construction...........................             865,243           865,243
Appropriated for future acquisitions...........................           3,736,897         4,954,592
Unappropriated retained earning................................           8,129,904        12,578,322
                                                                      -------------    --------------
                                                                      Ps 13,243,394    Ps  19,044,807
                                                                      =============    ==============


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                                               For the Six Months Ended June 30,
                                                               -----------------------------------------------------------------
                                                                       1998                   1999              1999
                                                                       ----                   ----              ----
                                                                   (Thousands of Pesos of June 30, 1999      (Thousands
                                                                            purchasing  power)                    of
                                                                                                              Dollars--
                                                                                                              Unaudited)
Sources of working capital:
 Net income (loss)....................................         Ps    6,776,760        Ps      191,424     $          110
  Items that do not utilize (provide)
   Working capital:
    Depreciation......................................                 674,161              2,248,340              1,298
    Amortization......................................               4,520,296              6,145,175              3,549
    Deferred income taxes.............................               2,920,334               (918,669)              (530)
    Allowance for writedown of properties,
    plant and equipment...............................                   5,252                 39,432                 23
    Accretion of Interest on Senior Discount Note.....                                      2,630,905              1,519
    Allowance for doubtful accounts...................                 171,279              1,161,299                670
    Minority interest.................................               5,147,379              8,421,439              4,862
    Net inflation adjustment from non-current
    balance sheet accounts............................             (12,455,686)           (12,115,793)            (6,995)
    Deferred monetary correction, net.................              (3,072,077)              (721,678)              (417)
                                                               ---------------        ---------------     --------------
 Working capital provided by operations...............               4,687,698              7,081,874              4,089
                                                               ---------------        ---------------     --------------
 Financial resources generated otherwise:
    Accrued Pension obligations.......................               1,813,073                (46,561)               (27)
    Increase (decrease) in other debt.................                                     (3,014,769)            (1,741)
    Capital lease obligations.........................              22,230,614             12,568,302              7,256
    Increase in other liabilities.....................              (6,146,075)              (121,440)               (70)
    Investment by minority interest...................              10,468,219             (3,957,662)            (2,285)
                                                               ---------------        ---------------     --------------
                                                                    28,365,831              5,427,870              3,133
                                                               ---------------        ---------------     --------------
         Total financial resources generated..........              33,053,529             12,509,744              7,222
                                                               ---------------        ---------------     --------------
 Financial resources utilized:
   Purchases of properties, plant and
    equipment.........................................             (90,895,347)           (60,113,662)           (34,706)
   Increase in accounts receivable                                  (9,579,354)
   Decrease in deferred costs.........................               4,078,451
   Decrease in long-term investments..................              19,894,548                120,922                 70
   Decrease in other assets...........................                  75,221              1,187,745                686
   Increase in deferred costs.........................                                     (4,702,187)            (2,715)
   Increase in other assets...........................
   Decrease in accounts receivable...................                                      2,608,509              1,506
                                                               ---------------        ---------------     --------------
                                                                   (76,426,481)           (60,898,673)           (35,159)
                                                               ---------------         --------------     --------------
 Effect of revaluing to constant pesos................               6,051,958             31,570,111             18,226
                                                               ---------------         --------------     --------------
         Increase (decrease) in working capital.......         Ps  (37,320,994)        Ps (16,818,818)    $       (9,711)
                                                               ===============         ==============     ==============
Changes in working capital components:
  Cash................................................         Ps    1,846,315         Ps   7,472,076     $        4,314
  Short-term and temporary investments................             (62,903,441)           (39,611,587)           (22,869)
  Accounts receivable.................................               6,298,615             29,319,770             16,927
  Inventories.........................................                 456,546               (255,707)              (148)
  Prepaid expenses....................................                  37,123               (105,952)               (61)
  Short-term debt.....................................              14,291,760              2,427,776              1,402
  Short-term and current portion of
  Other long-term debt................................                                       (136,257)               (79)
  Current portion of capital lease obligations........              (2,503,955)            (5,250,857)            (3,031)
  Accounts payable....................................               1,108,406             (5,109,549)            (2,950)
  Tax liabilities.....................................              (1,228,788)            (8,570,745)            (4,948)
  Labor liabilities...................................                  54,205                728,402                421
  Current Portion Pension obligations.................                                        (46,256)               (28)
  Other liabilities...................................               5,222,220              2,320,068              1,339
                                                               ---------------         --------------     --------------
          Increase (decrease) in working capital......         Ps  (37,320,994)        Ps (16,818,818)    $       (9,711)
                                                               ===============         ==============     ==============

                                                                       For  the Three  Months
                                                                           Ended June 30,
                                                                   ----------------------------------
                                                                   1999                       1999
                                                                   ----                       ----
                                                               (Thousands of Pesos         (Thousand
                                                                   of  June 30,                of
                                                                1999 purchasing             Dollars--
                                                                    power)                  Unaudited)
Sources of working capital:
 Net income (loss)....................................          Ps    (7,072,761)         $    (4,083)
  Items that do not utilize (provide)
   Working capital:
    Depreciation......................................                 1,197,073                  691
    Amortization......................................                 3,262,647                1,884
    Deferred income taxes.............................                (4,147,268)              (2,394)
    Allowance for writedown of properties,
    plant and equipment...............................                    39,432                   23
    Accretion of Interest on Senior Discount Note.....                 1,452,219                  838
    Allowance for doubtful accounts...................                   783,122                  452
    Minority interest.................................                 1,760,913                1,017
    Net inflation adjustment from non-current
    balance sheet accounts............................                (5,186,006)              (2,994)
    Deferred monetary correction, net.................                 2,287,191                1,320
                                                                ----------------          -----------
   Working capital provided by operations.............                (5,623,438)              (3,246)
                                                                ----------------          -----------

   Financial resources generated otherwise:
    Accrued Pension obligations.......................                   384,528                  222
    Increase (decrease) in other debt.................                  (883,295)                (510)
    Capital lease obligations.........................                 9,320,538                5,381
    Increase in other liabilities.....................                 1,755,354                1,013
    Investment by minority interest...................                (1,900,771)              (1,097)
                                                                ----------------          -----------
                                                                       8,676,354                5,009
                                                                ----------------          -----------
         Total financial resources generated..........                 3,052,916                1,763
                                                                ----------------          -----------
 Financial resources utilized:
   Purchases of properties, plant and
    equipment.........................................               (33,364,360)             (19,262)
   Increase in accounts receivable
   Decrease in deferred costs.........................
   Decrease in long-term investments..................                   (81,062)                 (47)
   Decrease in other assets...........................                  (485,337)                (280)
   Increase in deferred costs.........................                (2,897,513)              (1,673)
   Increase in other assets...........................
   Decrease in accounts receivable....................                 7,839,724                4,526
                                                                ----------------          -----------
                                                                     (28,988,548)             (16,736)
                                                                ----------------          -----------
 Effect of revaluing to constant pesos................                30,599,956               17,666
                                                                ----------------          -----------
         Increase (decrease) in working capital.......          Ps     4,664,324          $     2,693
                                                                ================          ===========
Changes in working capital components:
  Cash................................................          Ps    (1,268,604)         $      (732)
  Short-term and temporary investments................               (16,500,580)              (9,526)
  Accounts receivable.................................                12,162,440                7,022
  Inventories.........................................                   131,623                   76
  Prepaid expenses....................................                   157,280                   91
  Short-term debt.....................................                12,602,721                7,276
  Short-term and current portion of
  Other long-term debt................................                   (79,593)                 (46)
  Current portion of capital lease obligations........                (3,382,443)              (1,953)
  Accounts payable....................................                 2,043,632                1,180
  Tax liabilities.....................................                (2,940,773)              (1,698)
  Labor liabilities...................................                   273,265                  158
  Current Portion Pension obligations.................                    13,794                    8
  Other liabilities...................................                 1,451,562                  837
                                                                ----------------          -----------
         Increase (decrease) in working capital.......          Ps     4,664,324          $     2,693
                                                                ================          ===========

  The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                          For the Six Months Ended June 30,           For the Three Months
                                                                                                         Ended June 30,
                                                      --------------------------------------------------------------------------
                                                             1998         1999         1999           1999            1999
                                                             ----         ----         ----           ----            ----
                                                       (Thousands of Pesos of June   (Thousands    (Thousands of    (Thousands
                                                         30, 1999 purchasing power)      of           Pesos of          of
                                                                                       Dollars--      June 30,        Dollars--
                                                                                      Unaudited)  1999 purchasing    Unaudited)
                                                                                                       power)
Cash flows from operating activities:
     Net income for the period.......................  Ps  6,776,760   Ps    191,424   $    110    Ps (7,072,761)    $ (4,083)
     Adjustments to reconcile net income with net
     cash Provided by operations:
        Depreciation.................................         674,161      2,248,340      1,298        1,197,073          691
        Amortization.................................       4,520,296      6,145,175      3,549        3,262,647        1,884
        Deferred income taxes........................       2,920,334       (918,669)      (530)      (4,147,268)      (2,394)
        Allowance for property plant and equipment...           5,252         39,432         23           39,432           23
        Allowance for doubtful accounts..............         171,279      1,161,299        670          783,122          452
        Accretion of Interest on discount Senior                           2,630,905      1,519        1,452,219          838
        notes Minority interest......................       5,147,379      8,421,439      4,862        1,760,913        1,017
        Net inflation adjustment from balance
        sheet accounts...............................     (12,588,713)   (12,115,793)    (6,995)      (5,186,006)      (2,994)
        Deferred monetary correction, net............      (3,072,077)      (721,678)      (417)       2,287,191        1,320
     Changes in  operating assets and liabilities:
        Accounts receivable..........................     (15,877,969)   (26,711,262)   (15,421)     (18,219,046)     (10,518)
        Inventories..................................        (323,519)       255,707        148         (131,623)         (76)
        Prepaid expenses.............................         (37,123)      (105,952)        61         (157,280)         (91)
        Deferred costs...............................       4,078,451     (4,702,187)    (2,715)      (2,897,513)      (1,673)
        Other Assets.................................          75,221      1,187,745        686         (485,337)        (280)
        Accounts payable.............................       1,108,406      5,109,549      2,950       (2,043,632)      (1,180)
        Labour liabilities...........................          54,204       (728,402)      (421)        (273,265)        (158)
        Tax liabilities..............................      (1,228,788)     8,570,745      4,948        2,940,773        1,698
        Accrued pension obligations..................                           (305)                    370,734          214
        Other liabilities............................      11,368,295     (2,441,507)    (1,410)         303,791          175
                                                        -------------  --------------   --------   -------------      -------
                 Net cash (used for) provided by
                 operating activities................       3,771,849     12,272,091     (7,085)     (26,215,836)     (15,135)
                                                        -------------  --------------   --------   -------------      -------
Cash flows from investing activities:
     Purchases of properties, plant and equipment....     (66,459,793)   (27,956,553)   (16,140)      (8,151,998)      (4,706)
     Advances on properties, plant and equipment.....                    (12,889,991)    (7,442)       1,006,340          581
     Purchases of investments........................     (22,636,607)    (3,500,621)    (2,021)      (1,255,240)         725
     Purchases from sale/maturity of
       short-term investments........................     105,434,596     43,233,130     24,960       17,674,758       10,204
                                                       --------------  --------------   --------   -------------      -------
                 Net cash (used for) provided by
                 investing activities................      16,338,196      1,114,035       (643)       9,273,860        6,804
                                                       --------------  --------------   --------   -------------      -------
Cash flows from financing activities:
     Issuance of other dept..........................       2,049,717    (23,833,178)    (13,760)    (36,106,933)     (20,846)
     Repayments of debt..............................     (16,341,478)    18,526,890      10,696      22,700,510       13,106
     Dividend paid to minority interest                                   (2,173,851)     (1,255)         48,042           28
     Repayments of capital lease obligations.........     (10,023,927)    (2,964,416)     (1,711)     (1,489,356)        (860)
                                                       --------------  --------------   --------   -------------      -------
                 Net cash provided by (used for)
                 financing activities................     (24,315,688)   (10,444,555)     (6,030)    (14,847,737)      (8,572)
                                                       --------------  --------------   --------   -------------      -------
Effect of revaluing to constant pesos................       6,051,958     31,570,111      18,226      30,599,956       17,666
                                                       --------------  --------------   --------   -------------      -------
     Net (decrease) increase in cash.................       1,846,315      7,739,430       4,468      (1,189,757)        (687)
     Cash at beginning of period.....................       3,467,814      3,574,256       2,064      12,503,443        7,219
                                                       --------------  --------------   --------   -------------      -------
     Cash at end of period...........................  Ps   5,314,129  Ps 11,313,686    $  6,532  Ps  11,313,686     $  6,532
                                                       ==============  ==============   ========   =============      =======
Supplemental disclosure of cash flows inform:
     Cash paid during the period for:
       Interest......................................  Ps   4,265,646  Ps 2,635,412     $  1,522  Ps 1,204,242       $   695
                                                         ============  ============     ========  ============       =======
       Income taxes..................................  Ps   2,168,816  Ps 3,229,314     $  1,864  Ps 2,654,534       $ 1,533
                                                         ============  ============     ========  ============       =======

                                 TRANSTEL S.A.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    (Thousands of Pesos of June 30, 1999 purchasing power, unless otherwise specified)
                                  (Unaudited)

     NOTE 1--BASIS OF PRESENTATION

     The interim consolidated financial statements as of and for the six months ended June 30, 1998 and 1999 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the six months ended June 30, 1999 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Colombian Pesos of June 30, 1999 purchasing power. U.S. Dollar amounts are translated from Peso amounts at the Representative Market Rate on June 30, 1999, which was 1,732.10 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

     These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the three years ended December 31, 1998, 1997 and 1996 and the notes thereto. See Note 6 for a description of the significant differences between Colombian and U.S. GAAP.

     In accordance with Colombian GAAP, reappraisals of properties, plant and equipment are required and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisal of assets". Those reappraisals should be calculated based on appraisals made by specialists at least every three years; however, unless otherwise considered inappropriate, the appraisals are updated in the intervening years using specific indices or the official Colombian middle-income consumer price index applied on a one-month's lagging basis. The last date of appraisals by specialists was December 1998.

     NOTE 2--OPERATING SUBSIDIARIES

     As of June 30, 1999, Transtel has formed nine operating subsidiaries as shown in the following chart:

                                                                                                Date
                                                                                Date         commercial        Percent
                                                              Primary       Incorporated    operations        Owned by
                        Subsidiary                          Area served     by Transtel        began          Transtel
  --------------------------------------------------------  -----------     ------------       -----          --------
  Empresa de Telefonos de Jamundi S.A.,E.S.P.
    ("TeleJamundi").......................................  Jamundi            9/29/93        6/1/97             70%
  Unitel S.A., E.S.P. ("Unitel")..........................  Yumbo              3/11/94        6/1/97             95
  Empresa de Telefonos de Palmira S.A., E.S.P.              Palmira and
    ("TelePalmira").......................................  Candelaria         5/31/95        9/1/95             60
  Telefonos de Cartago S.A., E.S.P.
    ("TeleCartago").......................................  Cartago             1/3/97        4/1/97             65
  Caucatel S.A., E.S.P. ("Caucatel")......................  Popayan            4/30/97        5/1/97             51
  Bugatel S.A., E.S.P. ("Bugatel")........................  Buga               6/16/97        7/1/97             60
  Empresa de Telecomunicaciones de Girardot S.A.,
    E.S.P. ("TeleGirardot")...............................  Girardot          12/31/97        1/1/98             60
  Suscripciones Audiovisuales E.U.........................  Cali                             1/31/98            100
  Cablevision E.U.........................................  Cali                             1/31/98            100

                                 TRANSTEL S.A.

     In addition to the above subsidiaries, Transtel formed Telequilichao S.A. E.S.P. as a 98% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

     In July and September, 1998 the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps14,474,332 and Ps6,613,849 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps780,247 in cash. Cablevision owns and operates the only license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase.

NOTE 3--EARNINGS PER SHARE

     Earnings per share are computed dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the three months ended June 30, 1998 and 1999, respectively. Transtel's weighted average number of shares used in the computation of earnings per share was 5,039,801,222 in 1998 and 34,611,747,976 in 1999.

NOTE 4--DEBTS

     On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps259.8 billion) of 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998. A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, costs of issuance, a Central Bank fee and the Escrow Account.

     On December 31, 1998, the Company sold $15.0 million (Ps26.0 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps24.8 billion) were to pay for capital expenditures, to provide working capital and/or to fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps150.5 billion) and principal of $15.0 million (Ps26.0 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. If such a guarantee is issued by a subsidiary, it must also be issued to the holders of the Senior Notes and Certificates. As of August 30, 1999 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

     The indentures of the 12 1/2% Senior Notes due 2007 and Senior Discount Notes due 2008 impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. Under the most restrictive of these covenants, the Company may pay dividends of no more than Ps6,445,865 as of June 30, 1999.

                                 TRANSTEL S.A.

     Transtel S.A. is dependent upon transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates and the Senior Discount Notes. The subsidiaries have not guaranteed the payment of the Senior Notes and have no obligations to remit dividends on other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates and the Senior Discount Notes.


     NOTE 5--OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of June 30, 1998 and 1999 consisted of the following:

                                                                               1998                1999
                                                                         ----------------    ----------------
Payable to Siemens AG for Transtel Siemens Purchase
     Agreement.......................................................    Ps     3,781,621    Ps   3,678,498 (1)
Payable to Siemens AG for TeleGirardot Siemens Purchase
     Agreement.......................................................           3,560,200         2,980,976 (2)
Payable to IBM.......................................................             941,105           725,201 (3)
Unearned interest income.............................................             996,788           172,614
Cable television fees paid advances..................................                               543,697
Accrued litigation loss..............................................           2,427,920         2,200,000
Deferred Income Taxes................................................           2,916,283
Negative goodwill....................................................                               275,374
Other................................................................           1,524,342         1,073,042
                                                                         ----------------    --------------
                                                                         Ps    16,148,259    Ps  11,649,402
                                                                         ================    ==============

(1)  Excludes Ps 491,577 which is included in other current liabilities.
(2)  Excludes Ps 1,468,242 which is included in other current liabilities.
(3)  Excludes Ps 539,284 which is included in other current liabilities.

     Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps2,200,000 (nominal Pesos) on June 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record, concurrently with the acquisition of Girardot Telephone by the Company on December 31, 1997, Ps2,200,000 (nominal Pesos) as an estimate of the liability that is probable as a result of the litigation.

     NOTE 6--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

     The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the three month periods ended June 30, 1998 and 1999. A Registration Statement on Form F-4 was filed with the Securities and Exchange Commission and was declared effective on May 17, 1999 by the Commission.

     (a)  Reconciliation of net income:

     The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the three month periods ended June 30, 1998 and 1999:

                                 TRANSTEL S.A.

                                                                                    1998                    1999
                                                                                    ----                    ----
Consolidated net  income under Colombian GAAP.............................    Ps  6,776,760          Ps    191,424
      (i)      Deferred income taxes......................................        2,181,247              2,604,936
      (ii)     Surplus from reappraisal of assets.........................                -                      -
      (iii)    Depreciation...............................................       (2,580,718)            (4,965,925)
      (iv)     Capitalized interest.......................................        1,759,691                698,878
      (v)      Deferred costs.............................................       (6,284,620)              (170,887)
      (vi)     Capital leases.............................................           67,708                (55,682)
      (vii)    Revenue recognition........................................       (4,458,338)           (10,691,181)
      (viii)   Reversal of deferred monetary correction...................        2,891,588                678,009
      (ix)     Effect of the above differences on minority interest.......          (13,810)             4,026,897
      (x)      Distribution to shareholder................................                -                      -
      (xi)     Depreciation of Cablevision assets.........................                                (318,335)
      (xii)    Inflation adjustment on inventories........................                                 167,669
                                                                              -------------          -------------
Consolidated net income (loss) under U.S. GAAP............................    Ps    339,508          Ps (7,834,197)
                                                                              =============          =============

     (b) Reconciliation of shareholders' equity:

     The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at June 30, 1998 and 1999:

                                                                                   1998                   1999
                                                                                   ----                   ----
Consolidated shareholders' equity under Colombian GAAP....................    Ps  76,881,821         Ps  81,308,197
      (i)      Deferred income taxes......................................         8,098,177             11,802,629
      (ii)     Surplus from reappraisal of assets.........................       (15,863,440)           (14,488,403)
      (iii)    Depreciation...............................................        (7,160,226)           (14,673,090)
      (iv)     Capitalized interest.......................................         3,334,834              3,859,069
      (v)      Deferred costs.............................................       (31,297,462)           (29,035,735)
      (vi)     Capital leases.............................................         1,811,937              1,631,552
      (vii)    Revenue recognition........................................        (9,362,767)           (15,449,241)
      (viii)   Reversal of deferred monetary correction...................         5,524,978              1,574,519
      (ix)     Effect of the above differences on minority interest.......         4,345,510              9,424,992
      (x)      Distribution to shareholder................................          (416,469)              (416,469)
      (xi)     Depreciation of Cablevision assets.........................                 -               (476,718)
      (xii)    Inflation adjustment on inventories........................                                  167,669
                                                                              --------------         --------------
Consolidated shareholders' equity under U.S. GAAP.........................    Ps  35,896,893         Ps  35,228,971
                                                                              ==============         ==============

     (c) Analysis of changes in shareholders' equity:

     The following summarizes the changes in shareholders' equity under U.S. GAAP for the six month periods ended June 30, 1998 and 1999:

                                                                                    1998                   1999
                                                                                    ----                   ----
Balance at beginning of period............................................    Ps  35,557,386        Ps   43,063,168
Net (loss) income.........................................................           339,508             (7,834,197)
                                                                              --------------        ---------------
Balance at end of period..................................................    Ps  35,896,894        Ps   35,228,971
                                                                              ==============        ===============

  The Company has no items of other comprehensive income.

                                 TRANSTEL S.A.

    (d) Summary of significant differences between Colombian and U.S. GAAP disclosures

    (i)   Deferred Income taxes

    Under Colombian GAAP, income taxes for interim financial statements are calculated as if those financial statements were annual financial statements. Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

    Under U.S. GAAP, income taxes for interim financial statements are calculated using the estimated effective tax rate for the year. Under U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

    (ii)  Surplus from reappraisal of assets

    In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

    (iii) Depreciation

    The Company uses the reverse sum of the year's method of depreciation for Colombian GAAP purposes. The straight-line method is used for U.S. GAAP.

    (iv)  Capitalized interest

    Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

    (v)   Deferred costs

    Subsidiaries of the Company have deferred certain expenses which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, an adjustment is required for the expensing of amounts net of any amortization taken.

    Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs. In 1999, all organization costs are expensed as incurred for U.S. GAAP and the balance of organization costs of Ps902,352 at December 31, 1998 was expensed as a change in accounting. For U.S. GAAP, the cumulative effect of this change of Ps902,352 is not presented as a separate cumulative effect of an accounting change in the U.S. GAAP income statement for the six months ended June 30, 1999 as the change is expected to be immaterial to the results of operations for the full year 1999.

    (vi)  Capital leases

    Certain of the Company's operating leases for Colombian GAAP purposes qualify as capital leases under U.S. GAAP. In addition to the amounts shown as capital leases in the balance sheet, the following assets and liabilities are recorded under U.S. GAAP:

                                 TRANSTEL S.A.

                                                                                    1998                1999
                                                                                -------------        -------------
  External telephony networks......................................             Ps 4,523,875         Ps  4,590,878
  Computer equipment...............................................                  500,646               364,559
  Transport fleet and equipment....................................                2,293,341             2,050,316
  Generator........................................................                  283,731                90,823
                                                                               -------------         -------------
     Total.........................................................                7,601,593             7,096,576
  Less--Accumulated depreciation...................................               (1,830,071)           (2,692,335)
                                                                               -------------         -------------
                                                                               Ps  5,771,522         Ps  4,404,241
                                                                               =============         =============


  The above amounts include cumulative net inflation adjustments of Ps1,860,877 and Ps1,995,515 at June 30, 1998 and 1999, respectively.

  Total minimum lease payments........................................         Ps  5,926,994         Ps  4,683,136
  Less-Imputed interest...............................................            (2,219,122)           (2,147,676)
                                                                               -------------         -------------
  Present value of minimum lease payments.............................             3,707,872             2,535,460
  Less--Current portion...............................................              (909,863)             (518,099)
                                                                               -------------         -------------
  Long-term portion...................................................             2,798,009             2,017,361
                                                                               =============         =============
  Deferred income from sale lease back................................         Ps    251,604         Ps    237,229
                                                                               =============         =============

  The additional total minimum lease payments as follows under U.S. GAAP:

Payable in twelve months
------------------------
  ended June 30,
  --------------
     2000.............................................................         Ps    875,334
     2001.............................................................             1,112,190
     2002.............................................................             2,695,612
                                                                               -------------
  Total minimum lease payments........................................         Ps  4,683,136
                                                                               =============

The following income statement effects are recorded under U.S. GAAP for the above capital leases:

                                                                                      1998                 1999
                                                                                      ----                 ----
  Increase in interest expense........................................         Ps    349,334         Ps   268,847
  Increase in depreciation expense....................................               680,494              536,604
  Amortization of gain from sale of
    Properties, plant and equipment on leaseback......................                (7,189)              (7,189)
  Increase in inflation adjustment income on capital
    lease obligations.................................................              (480,609)            (205,644)
                                                                               -------------         ------------
      Total...........................................................               542,030              592,618
                                                                               -------------         ------------
  Rent expense
    Decrease in rent expense recorded under Colombian
      GAAP............................................................              (505,135)            (536,936)
    Decrease in rent recorded as deferred costs under
      Colombian GAAP and reversed for U.S. GAAP
      Purposes .......................................................              (104,603)
                                                                               -------------         ------------
  Net decrease in expenses............................................         Ps    (67,708)        Ps    55,682
                                                                               =============         ============

Under U.S. GAAP, there are no operating lease commitments at June 30, 1999.

  If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty had been installed and accepted (and thus the lease terms commenced) at June 30, 1999, the following additional lease and tax obligations on a pro forma U.S. GAAP basis would have been outstanding:

                                 TRANSTEL S.A.

                                                                       IBM                DIAN
                                                Global Leases       Arrangement        Financing             Total
                                             -------------------    -----------        ---------             -----
Total minimum lease or tax and
     Duty payments.......................     Ps  127,445,560       Ps  842,060        Ps 21,422,613     Ps 149,710,233
Less--Imputed interest...................         (39,375,943)          (42,103)                            (39,418,046)
                                              ---------------       -----------        -------------     --------------
 Present value of minimum lease
   Payments..............................          88,069,617           799,957           21,422,613        110,292,187
 Less--Current portion...................         (15,224,865)         (107,100)          (3,793,290)       (19,125,255)
                                              ---------------       -----------        -------------     --------------
 Long--term portion......................     Ps   72,844,752       Ps  692,857        Ps 17,629,323     Ps  91,166,932
                                              ===============       ===========        =============     ==============

The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP:

Payable in twelve months ending June 30,
----------------------------------------
     2000...............................    Ps   17,196,490
     2001...............................         16,393,799
     2002...............................         15,591,108
     2003...............................         14,788,418
     Thereafter.........................         85,740,418
                                            ---------------
                                            Ps  149,710,233
                                            ===============

  (vii)  Revenue recognition

  Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer.

  Under U.S. GAAP the Company changed prospectively as of January 1, 1999 its method of accounting for connection fee income from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the former policy, connection fees were recognized as income at the date of installation with a dial tone. Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight- line method. This change was made to reflect income in excess of direct costs over an estimated service period. This change does not have a cumulative effect.

  (viii) Deferred monetary correction

  The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

  (ix)   Minority interest

  The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

  (x)    Distribution to shareholder

  Transtel purchased land and building from a major shareholder at appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

     (xi)Depreciation of Cablevision Assets

     Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals is shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.

     Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.

     (xii)Inflation adjustment on inventories

     Under Colombian GAAP, effective January 1, 1999 a decree issued by the Colombian Congress eliminated the inflation adjustment relating to inventories. Under U.S. GAAP, an adjustment is required for the inflation effects on inventories so that a comprehensive basis of accounting for inflation is maintained.

     (xiii)Fiduciary Guarantee Trust  and other reclassifications

     Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated.

The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at June 30, 1999 (none at June 30, 1998):

     Land..................................................   Ps   227,950
     Building..............................................        911,797
                                                              ------------
                                                                 1,139,747
     Accumulated depreciation..............................        (85,319)
                                                              ------------
     Net...................................................   Ps 1,054,428
                                                              ============

     Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.

     In addition, because of the decree issued by the Colombian Congress effective January 1, 1999 inflation adjustments are no longer applied to the various revenue and expense accounts. While this change has no effect on net income for Colombian or U.S. GAAP, for U.S. GAAP each item of revenue and expense for the six months ended June 30, 1999 should be multiplied by the average inflation factor of 1.0374 and "Net monetary inflation adjustment" income decreased by the net effect.

     (xiiii)Earnings per share

     Under Colombian GAAP, earnings per share are computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

     Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares was 34,611,747,976 during the six-month periods ended June 30, 1998 and 1999. These shares are different than

Colombian GAAP since the capitalization in December 1998 of premium on shares issued in July 1997 is treated as a stock issued under U.S. GAAP as of January 1, 1998.

     Basic and diluted income (loss) per share under U.S. GAAP are the same and were 0.01 single (0.23) Pesos and single Pesos for the six months ended June 30, 1998 and 1999, respectively.

                                TRANSTEL S.A.--
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


  (Pesos of June 30, 1999 purchasing power and U.S. Dollars, unless otherwise specified)


General

     Transtel S.A. ("Transtel" or the "Company") is the largest private telephone company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates telephone systems serving ten cities, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of June 30, 1999, such systems provided service to an aggregate of approximately 256,078 subscribers and had an average penetration of 24.6 lines per 100 people.

     Throughout the six months ended June 30, 1999 the Company has been adding subscribers in each of its markets surpassing the original target of its expansion plan. Management has substantially increased the number of lines installed from 56,800 at the date of acquisition of each of the systems to more than the 222,200 lines projected by the completion of the Expansion Plan, which excludes activities of TeleGirardot, which was formed on December 31, 1997, following the implementation of the Expansion Plan. As of June 30, 1999, the Company, in conjunction with Siemens, had completed the installation of approximately 175,800 new lines, or approximately 106% of the new lines to be installed pursuant to the Expansion Plan, and had upgraded all of the existing 56,800 lines.

     As of June 30, 1999 the company had 23,839 cable TV subscribers, 7,899 Internet subscribers, 10,017 voice mail customers and 178,540 subscribers of special services.

     The Company generates revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue consist of: (i) basic fixed charges based either on the predecessor telephone operator or the existing competitive tariff structure, (ii) local usage charges based on the number of minutes used per month; (iii) access charges for national and international long distance tariffs collected for providing such services to and from the Company's networks generated from incoming and outgoing calls; (iv) the sale of equipment to subscribers; (v) value-added services such as video conference calling and voice mail; and (vi) connection fees from each new subscriber connected to the Company's network. In addition, the Company expects to generate additional revenues from its subscribers' growing use of the Internet. The Company's subscribers, who elect Internet service, will pay a monthly service fee and related usage charges. All of the Operating Companies were able to provide Internet access as of June 1, 1998.

     The Company expects that connection fees will continue to comprise a significant portion of the Company's near-term revenues as a result of the expected growth in the Company's subscriber base. Various local institutions are available to finance subscribers' connection fees. Typically, Transtel installs a line thereby generating a connection fee receivable, which it may subsequently sell to local financial institutions on a non-discounted basis. The Company believes that as subscribers are added to the network and existing demand is satisfied, the composition of revenues will shift towards usage derived revenue, including local, national and long distance usage charges. In addition, the Company expects that value-added services will also comprise a more significant portion of future revenues driven by Internet access, data transmission and other special telephone services.

The Company has increased local tariffs significantly throughout the six months ending June 30, 1999 in accordance with the policy of the Comision Nacional de Telecomunicaciones (The Telecommunications Regulatory Commission or "CRT") to allow tariffs to rise to international levels. Management thinks that this increase helped to compensate for the devaluation of the Colombian peso with respect to the dollar in the same period. The increases in basic and local usage charges were 252% and 79% greater than the devaluation of the Colombian peso over the six months ending June 30, 1999, and the tariffs for long distance and cellular access charges continued to be indexed with peso devaluation.

Six months ended June 30, 1998 and 1999

The following is a discussion of the consolidated financial condition as of June 30, 1998 and 1999 and the results of operations of the Company for the ended June 30, 1998 and 1999. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the six months ended June 30, 1998 and 1999, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 6 to the Company's unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the ended June 30, 1998 and 1999. Unless otherwise indicated, the financial information has been presented in constant Pesos as of June 30, 1999. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on June 30, 1999, which was 1,732.10 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.


Expansion Plan


The following table provides information regarding the Operating Companies:

                                  TelePalmira       TeleCartago        Caucatel      TeleJamundi      Unitel      Bugatel
                                  -----------       ------------       ---------     -----------      ------      -------
                                                                                                     Wireline
                                                                                                     --------
Municipality served                Palmira            Cartago           Popayan        Jamundi         Yumbo        Buga

Population                         318,000            125,900            76,600         59,100         72,000     337,400

Commencement date of
Company's operations                Sep-95             Apr-97            May-97         Jun-97         Jun-97      Jul-97

Number of subscribers at                                                                  New            New
commencement date                   15,600             13,800            10,800         System         System      10,700

Number of subscribers as
of December 31, 1998                63,352             27,430            22,113         10,390          7,457      20,304

Total subscribers added
for the six months
ended June 30, 1999                  2,230              2,137             1,210          1,547          1,496       1,910

Total subscribers as of
June 30, 1999                       65,582             29,567            23,323         11,937          8,953      22,214

Penetration(2)                        20.6               28.3              30.4           27.0           19.0        15.1

                                 TeleGirardot      Unitel             Total
                                 ------------      -------           --------
                                                   Wireless
                                                   ---------
Municipality served               Girardot           Cali              N/A

Population                        161,000(1)       1,908,600        3,058,600

Commencement date of
 Company's operations              Dec-97             Jan-98           N/A

Number of subscribers at                                New
 commencement date                 23,500             System           74,400

Number of subscribers as
 of December 31, 1998              49,270             34,995          235,311

Total subscribers added
 for the six months
 ended June 30, 1999                  679              9,558           20,767


Total subscribers as of
 June 30, 1999                     49,949             44,553          256,078

Penetration(2)                       35.4               25.6            24. 6


(1)  Includes the neighboring cities of Flandes and Ricaurte.

(2) Penetration represents the number of installed lines per 100 people. In Cartago, Jamundi, Buga, Yumbo, Cali and Girardot, penetration includes the installed lines of municipal competitors of approximately 6,000 lines, 4,000 lines, 28,700 lines, 4,700 lines, 445,000 lines and 7,000 lines as per the Company's estimates, respectively.

Results of Operations

  The composition of the Company's revenues for each of periods discussed here in is as follows:

                                                                 Six months ended
                                       ------------------------------------------------------------------------------
                                               1998                 %                     1999              %
                                       ----------------      ---------------        ----------------  ---------------
                                           (in thousands of constant Pesos of June 30, 1999 purchasing power, except percents data)
Connection fees  ..................    Ps    12,211,896             40.3%           Ps    16,123,996          27.4%
Local usage charges  ..............           4,370,490             14.4                  13,528,155          23.0
Basic charges  ....................           3,275,282             10.8                   8,300,487          14.1
Long distance charges  ............           8,126,870             26.8                   9,896,327          16.8
Other income  .....................           2,284,118              7.7                   3,529,709           5.9
                                       ----------------            ------           ----------------         ------
  Total telephone   ...............    Ps    30,268,656            100.0                  51,378,674          87.2
Pay television services ...........                                                        7,527,437          12.8
                                       ----------------            ------           ----------------         ------
  Total revenues   ................    Ps    30,268,656            100.0%           Ps    58,906,111         100.0%
                                       ================            ======           ================         ======

The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                                    Six months ended
                                                                          ----------------------------------
                                                                                1998              1999
                                                                          ----------------  ----------------
  Revenues........................................................              100.0%            100.0%
                                                                               --------          --------
  Costs and expenses:
     Operating costs..............................................              (22.0)            (15.1)
     Administrative expenses......................................              (26.9)            (25.6)
     Marketing expenses...........................................               (6.7)             (6.6)
                                                                                -----             -----
        Total.....................................................               55.6              47.3
                                                                                -----             -----
  Operating income................................................               44.4              52.7
  Nonoperating expenses...........................................              (31.1)            (50.1)
  Net monetary inflation adjustment income........................               43.6              20.6
                                                                                -----             -----
  Income before income taxes and minority interest................               56.9              23.2
  Income tax expense..............................................              (17.5)             (8.6)
                                                                                -----             -----
  Income before minority interest.................................               39.4              14.6
  Minority interest...............................................              (17.0)            (14.3)
                                                                                -----             -----
  Net income......................................................               22.4%              0.3%
                                                                                =====             =====


  Revenues. The total revenues for the six months ended June 30, 1999 ("Interim 1999") increased by Ps31.176 billion, or 112%, to Ps 58.906 billion from Ps
27.730 billion in the six months ended June 30, 1998 ("Interim 1998"). The increase In revenues for the 1999 was mainly attributable to the increase in connection fee revenue associated with the Company's continued growth of its subscriber base. The number of subscribers increased from 168,241 at June 30, 1998 to 256,078 at June 30, 1999, or 52% excluding Cablevision. The number of new subscribers increased primarily as a result of organic growth at the Operating Companies.

  Connection fee revenue in Interim 1999 increased by Ps4.936 billion from Ps
11.188 billion in Interim 1998 to Ps16.124 billion as a result of 47.988 lines sold during Interim 1999 compared to 36.050 new lines sold in Interim 1998. Pay television services were Ps7.527 billion in Interim 1999 compared to nil in Interim 1998 because of the acquisition of Cablevision during 1998. Other operating revenues, including basic monthly charges, local usage charges, long distance charges and other fees for Interim 1999 increased by Ps18.713 billion from Ps16.542 billion in Interim 1998 to Ps35.255 billion in Interim 1999. The increase in other operating revenues for Interim 1999 is attributed to the increase in the number of subscribers and also in the higher usage associated with that increase.

  Costs and Expenses.   Costs and expenses for Interim 1999 increased by Ps
11.006 billion, or 65%, to Ps27.831 billion from Ps16.825 billion in Interim 1998. The increase is primarily attributable to the increase in the operating costs and the administrative and marketing expenses due to the increase in the number of subscribers and the maintenance and expansion of the telephony infrastructure in the cities of Palmira,

Cartago, Yumbo, Jamundi, Buga, Popayan and Girardot. The total operating costs and expenses related to the pay television services of Cablevision were Ps3.864 billion in Interim 1999.

     Operating costs, increased by Ps2.225 billion from Ps6.652 billion in Interim 1998 to Ps8.877 billion mainly as a result of the acquisition of Cablevision, increases in depreciation of Ps.1.128 billion, services, maintenance and repairs of Ps0.678 billion due to the increased number of municipalities served. Other operating costs increased by Ps0.419 billion in Interim 1999 compared to Interim 1998 mainly because of various others costs due to the continuing expansion and growth of the Company. The acquisition of Cablevision accounted for Ps2.744 billion of the total increase in operating costs.

     Administrative expenses for Interim 1999 increased by Ps6.908 billion to Ps15.056 billion from Ps8.148 billion in Interim 1998. The increase was mainly attributable to the increases in salaries, benefits and other labor payments of Ps1.359 billion; amortization of Ps2.155 billion, provision for doubtful accounts of Ps1.033 billion fees and studies of Ps0.992 billion, depreciation of Ps0.193 billion, security, maintenance and repairs of 0.563 billion and other of Ps0.613 billion due to the increased number of municipalities and subscribers served and the acquisition of Cablevision during 1998. The acquisition of Cablevision accounted for Ps0.728 billion of the total increase in administrative expenses.

     Marketing expenses for Interim 1999 increased by Ps1.873 billion to Ps3.898 billion from Ps2.025 billion in Interim 1998. The increase in marketing expenses was primarily attributable to the higher commissions and benefits paid to the sales agents of Ps1.657 billion due to the increase in the lines sold. Additionally, publicity increased by Ps0.241 billion because market research and publicity costs of the new companies, which were recorded as deferred costs in prior years, are now being amortized. The acquisition of Cablevision accounted for Ps0.392 billion of the total increase in marketing expenses.

     Operating Income. Operating income for Interim 1999 increased by Ps17.632 billion from Ps13.443 billion in Interim 1998 to Ps31.075 billion. The increase was mainly attributable to the increase in revenues as a result of the larger number of subscribers and increased usage, net of the increase in costs and expenses described above. The acquisition of Cablevision contributing an operating income of Ps3.661 billion for Interim 1999.

     Non-operating Income (Expenses). Non-operating income (expenses), net for Interim 1998 and Interim 1999 consisted of the following:

                                                       Six months ended June 30,
                                                  ----------------------------------
                                                       1998                 1999
                                                  --------------      --------------
                                                  (in thousands of constant Pesos of
                                                    June 30, 1999 purchasing power)
     Financial Income:
          Interest income.....................    Ps   5,904,249      Ps  14,434,309
          Exchange gains......................        15,596,652          29,537,927
          Other financial income..............           536,028             198,297
                                                  --------------      --------------
                                                      22,036,929          44,170,533
                                                  --------------      --------------

     Financial Expenses:
          Interest expense....................       (13,095,475)        (22,947,046)
          Bank commissions....................          (940,549)            (61,639)
          Exchange losses.....................       (18,349,144)        (48,586,054)
          Bank expenses.......................          (198,268)           (235,901)
          Other financial expenses............          (405,220)            (87,808)
                                                  --------------      --------------
                                                     (32,988,657)        (71,918,448)
                                                  --------------      --------------

     Other:
          Sales of scrap and extra parts......            50,500              39,134
          Other, net..........................         1,481,639          (1,831,115)
                                                  --------------      --------------
                                                       1,532,139          (1,791,981)
                                                  --------------      --------------
     Total Non-operating Income (Expenses)....    Ps  (9,419,589)     Ps (29,539,896)
                                                  ==============      ==============

Net non-operating expenses increased from Ps9.420 billion for Interim 1998 to Ps29.540 billion in Interim 1999. The increase was mainly due to the net exchange loss occurred during Interim 1999 associated with the

Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of 12.32% of the Colombian peso with respect to the Dollar. Interest expense increased from Ps13.095 billion in Interim 1998 to Ps22.947 billion in Interim 1999 due to the higher indebtedness levels.

     Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income in Interim 1999 decreased by Ps1.073 billion to Ps12.116 billion from Ps13.189 billion in Interim 1998 as a result of the inflation decrease in 1999.

     Income Tax Expense. Income tax expense for Interim 1999 decreased by Ps0.250 billion to Ps5.038 billion from Ps5.288 billion in Interim 1998 primarily because of tax loss carry forward benefits recorded for Transtel S.A. during 1999.

     Minority Interest. Minority interest for Interim 1999 increased by Ps3.274 billion to Ps8.421 billion from Ps5.147 billion for Interim 1998 because of the increased net income of the operating subsidiaries.

     Net Income. Total income decreased by Ps 6.586 billion from Ps6.777 billion for Interim 1998 to Ps0.191 billion for Interim 1999 as a result of the factors discussed above. The net gain for Cablevision for Interim 1999 was Ps2.509 billion.

Liquidity and Capital Resources

The fixed landline telephone business is a capital intensive business which requires substantial investment to acquire and upgrade the telephone networks in each of the Company's markets. From inception through December 31, 1997, the Company expended an aggregate of approximately Ps49.2 billion to acquire various interests in each of its existing telephone systems. During the year ended December 31, 1998, the Company spent Ps20.833 billion to acquire Cablevision.
In addition, the Company has required significant capital for personnel hiring and training, systems infrastructure development, sales and marketing programs and the initial build-out under the Expansion Plan. To date, the primary sources of capital have consisted of equity contributions by the Company's shareholders, debt financing from Colombian banks and local branches of other international financial institutions, cash flow generated by the operating systems, certain Vendor Financing in the form of capitalized leases, the Senior Notes and the Discount Notes.

     Net cash used by operating activities during Interim 1999 was Ps12.272 billion as compared provided to Ps3.772 billion for Interim 1998. The increase in cash used by operations for Interim 1999 was primarily caused by an decrease in net income, partially offset by an increase in accounts receivable and deferred charges. Net cash used in investing activities during Interim 1999 was Ps1.114 billion as compared to Ps16.338 billion provided in Interim 1998. Cash used in investing activities in Interim 1999 continues to relate to the construction of new network systems and the upgrade of existing network systems. In addition, cash used in investing activities in Interim 1999 includes the net maturity of short-term and long-term investments of Ps43.233 billion. Net cash used by financing activities during Interim 1999 was Ps10.445 billion as compared to Ps24.316 billion used in Interim 1998. As of June 30, 1999, the Company's borrowings were Ps308.663 billion, consisting primarily of the Senior Notes of Ps259.815 billion and the Discount Notes of Ps28.513 billion. Substantially all of the borrowings at June 30, 1999 are denominated in Dollars. The Company also has obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP. See Notes 19, 30 and 31 to the Consolidated Annual Financial Statements and Notes 4 and 6 to the unaudited Consolidated Interim Financial Statements.

     The Company's principal liquidity requirements will be for the Expansion Plan, debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions. The Expansion Plan was projected to require aggregate capital expenditures of approximately $178.2 million, of which approximately $7.7 million had been financed with local bank borrowings, all of which have been repaid with proceeds of the Senior Notes Offering, and $1.5 million of cash flow from operations. The Company completed the build-out of the Expansion Plan on December 31, 1998 and financed the remainder of the Expansion Plan with (i) approximately $38.3 million of the proceeds of the Senior Notes Offering; (ii) approximately $102.1 million of Vendor Financing; (iii) the sale of investments of $8.5 million; and (iv) approximately $20.2 million of DIAN Financing. As of June 30, 1999, the Company had incurred approximately $164.8 million of capital expenditures relating to the Expansion Plan.

     As a result of the Senior Notes Offering, the Discount Notes, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. Following the disbursements in May and November 1998 and 1999 of all the proceeds in the Escrow Account, a substantial portion of the Company's cash flow will be utilized to service the Senior Notes, the Vendor Financing and the DIAN Financing. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of June 30, 1999 and September 10, 1999, the Company is in compliance with all such financial covenants.

     The Senior Notes are the exclusive obligation of the Company, which is a holding company with no business operations of its own. The operations of the Company are conducted through the Operating Companies, which are separate and distinct legal entities. Other than the obligation to repay the Intercompany Notes to the Company, the Operating Companies have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Certificates, to make any funds available to the Company to enable it to make payments on the Senior Notes and consequently, to make the funds available to the Trust to make payments on the Certificates, to make funds available in order to make investments in the Operating Companies, to meet working capital needs or other liabilities of the Company or for any other reason. In addition, the Operating Companies are currently not wholly-owned subsidiaries of the Company but instead are owned jointly by the Company and local municipalities. Any dividends issued by the Operating Companies must be distributed pro rata to all of their shareholders. As a result, the Company cannot be assured that it will be able to generate significant cash through dividends or other distributions from the Operating Companies in the foreseeable future and there can be no assurance that the Company will be able to generate any significant cash flow from the Operating Companies at any time in the future. Since the Company's assets consist primarily of its ownership interests in the Operating Companies, the Senior Notes (and therefore the Certificates) will be effectively subordinated (other than as to claims that the Company can make under the Intercompany Notes) to all existing and future debt and other liabilities (including trade payables) of the Operating Companies, and the Company's right to receive the assets of the Operating Companies upon their liquidation or reorganization will be subject to the claims of such Operating Companies' creditors (including trade creditors).

     Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of June 30, 1999, the Company has lent $95.5 million (Ps165.345 billion) of the proceeds from the Senior Notes to six of its Operating Companies as evidenced by Intercompany Notes which were executed as of December 31, 1998. Balances loaned to each subsidiary as of June 30, 1999 are as follows:

                                      As of June 30, 1999
                           -------------------------------------------
                           (in thousands of constant Pesos of June 30,
                              1999 purchasing power and in Dollars)
Unitel.................    Ps  51,946,301                $ 29,990,359
TeleJamundi............        37,684,389                  21,756,474
TelePalmira............        39,474,311                  22,789,857
TeleCartago............        17,035,611                   9,835,235
Caucatel...............        12,789,904                   7,384,045
Bugatel................         6,414,843                   3,703,506
                           --------------                ------------
                           Ps 165,345,359                $ 95,459,476
                           ==============                ============

The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel S.A. under the Indenture.

     Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that has issued an Intercompany Note to Transtel S.A. as of and for the six month ended June 30, 1999 are presented below. Other than TelePalmira, which began its commercial operations in 1995, the other Operating Companies listed below did not commence commercial operations until generally mid-1997.


     INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                     For the Six Month Ended June 30, 1999

  (Amounts in thousands of constant Pesos of June 30, 1999 purchasing power)

                                          TelePalmira      Unitel       TeleJamundi   TeleCartago     Bugatel       Caucatel
                                          ------------  -------------  -------------  ------------  ------------  -------------
Total revenues--subscribers...........    Ps15,571,835  Ps 10,278,322  Ps 1,191,419   Ps 6,124,641  Ps 3,182,779  Ps  6,935,472
Operating income (loss)...............      10,672,938      5,024,602      (377,489)     4,278,824     1,595,523      5,124,926
Net income............................       4,211,297      4,703,820       107,172      4,179,387     1,767,623      4,851,784


         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                     For The Six Month Ended June 30, 1999

  (Amounts in thousands of constant pesos of June 30, 1999 purchasing power)

                                    TelePalmira        Unitel        TeleJamundi     TeleCartago       Bugatel       Caucatel
                                   -------------   -------------    -------------   -------------   ------------   ------------
Cash flow (used) provided by
  operating activities...........  Ps  2,907,578   Ps(20,607,470)   Ps(18,216,394)  Ps 2,683,380    Ps 9,038,721   Ps 3,189,036
Cash flow used by investing
  activities.....................    (11,003,807)     (4,052,831)     (10,495,614)    (5,539,468)     (8,427,301)    (3,641,030)
Cash flow provided (used) by
  financing activities...........      9,141,637      22,103,749       27,021,294      2,497,027        (997,181)       343,152


    BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT JUNE 30, 1999 (Amounts in thousands of constant Pesos of June 30, 1999 purchasing power)

                                      TelePalmira        Unitel        TeleJamundi    TeleCartago       Bugatel        Caucatel
                                     --------------  --------------   -------------  -------------   -------------  -------------
Current assets....................   Ps  20,504,911  Ps  20,200,966   Ps 10,232,732  Ps  6,699,726   Ps  6,300,528  Ps  2,942,851
Receivable from Transtel for
  share of Escrow Account.........        2,209,906       2,916,563       2,409,081        870,376         500,240        649,982
Properties, plant and equipment...       75,672,722      57,284,251      30,977,239     43,954,430      30,939,565     34,223,897
Other noncurrent assets...........       32,623,009      29,132,118      10,982,870      7,247,877       8,824,924      5,543,191
                                     -------------   --------------   -------------  -------------   -------------  -------------
  Total assets....................   Ps 131,010,638  Ps 109,533,898   Ps 54,601,922  Ps 58,772,409   Ps 46,565,257  Ps 43,359,921
                                     ==============  ==============   =============  =============   =============  =============

Current liabilities...............   Ps  14,279,864  Ps  16,528,301   Ps  2,063,791  Ps  6,571,285   Ps  7,524,647  Ps  2,726,260
Capital lease obligations.........       14,512,140       5,815,271       6,602,409      7,535,279       7,097,398        534,700
Intercompany Note to Transtel.....       39,474,311      51,946,301      37,684,389     17,035,611       6,414,843     12,789,904
Interest accrued on Intercompany
  Notes...........................          848,040       1,115,980         809,586        365,982         137,812        274,770
Other intercompany payables.......                0         876,457       3,769,943      5,323,953                        311,259
Other noncurrent liabilities......        1,412,480       1,964,993       1,154,621      1,039,499         727,456        837,381
                                     --------------  --------------   -------------  -------------   -------------  -------------
  Total liabilities...............       70,526,835      78,247,303      52,084,739     37,871,609      21,902,156     17,474,274
Total shareholders' equity........       60,483,803      31,286,595       2,517,183     20,900,800      24,663,101     25,885,647
                                     --------------  --------------   -------------  -------------   -------------  -------------
  Total liabilities and
    shareholders' Equity..........   Ps 131,010,638  Ps 109,533,898   Ps 54,601,922  Ps 58,772,409   Ps 46,565,257  Ps 43,359,921
                                     ==============  ==============   =============  =============   =============  =============

     Connection fees revenue for the six months ended June 30, 1999 were Ps2.668 billion, Ps3.937 billion, Ps0.519 billion, Ps1.856 billion, Ps3.832 billion and Ps0.261 billion at TelePalmira, Unitel, TeleJamundi, TeleCartago, Bugatel and Caucatel, respectively.

  In addition to the Intercompany Notes, these six Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps9.537 billion and Ps6.551 billion, respectively, included in current liabilities at June 30, 1999. As indicated in the above summarized balance sheet information, these six Operating Companies have total long-term capital lease obligations of Ps43.097 billion at June 30, 1999. As the subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps110.292 billion will be incurred.

  The Escrow Account is recorded as an asset by Transtel S.A. and is pledged to partially secure the Senior Notes. Each of the six Operating Companies that have issued Intercompany Notes has an intercompany receivable from Transtel S.A. for that subsidiary's allocated portion of the Escrow Account since the Escrow Account will be used to pay the first four interest payments (through November 1, 1999). As Transtel makes interest payments from the Escrow Account, the accrued interest due to Transtel S.A. under the Intercompany Notes will be offset against these intercompany receivables.

  Although the interest payments on the Senior Notes for the first four payments (through November 1, 1999) will be paid from the Escrow Account, which was funded with a portion of the proceeds of the Senior Notes, the ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions), may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. Although no cash was required for interest payments to Transtel S.A. by the six Operating Companies from October 28, 1997 (closing date of the Senior Notes) through June 30, 1999 because of the Escrow Account, these six Operating Companies have not yet been able to generate sufficient cash flow from operations through June 30, 1999 to make such interest payments had they been due in cash. If the Company is unable to make principal and interest payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness.

  On December 31, 1998, the Company sold $15.0 million (Ps25.982 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps150.519 billion) and principal of $15.0 million (Ps25.982 billion) will be due on August 13, 2008. The balance of the discount notes, including interest accreted but unpaid, is $16.5 million (Ps28.513 billion) at June 30, 1999. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes.

  The Company expects to consider additional acquisitions that fit its strategic plans. Although the Company has had discussions concerning such potential acquisitions, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions that the Company might consider are likely to require additional equity and/or debt financing, which the Company will seek to obtain as necessary. Management believes that, based on its current operations and anticipated growth resulting from the Expansion Plan, cash flow from the Expansion Plan Financing, cash flow from operations and other sources of funds, including local borrowings, it will have adequate funds to complete the Expansion Plan and to meet its future cash requirements.

Accounting for Inflation

  As a Colombian company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the six months ended June 30, 1999 was 6.25%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. Commencing January 1, 1999, this index is applied on a one-month lagging basis to nonmonetary assets (except inventory) and liabilities and shareholders' equity accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question. On December 24,1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated inflation adjustments relating to inventories and revenues and expenses.

Income Tax Matters

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1996, 1997 and 1998 and for the six months ended June 30, 1999. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year or 1.5% of gross assets for tax purposes at the end of the immediate preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.

Reconciliation to U.S. GAAP

  The unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity at and for the semester ended June 30, 1998 and 1999, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                                        Six months ended,
                                          ------------------------------------------
                                                  1998                   1999
                                          ----------------       -------------------
                                              (in thousands of constant Pesos of
                                                June 30, 1999 purchasing power)
Net Income (Loss)
  Colombian GAAP........................    Ps 6,776,760           Ps191,424
  U.S. GAAP.............................         339,508          (7,834,197)
Shareholders' Equity
  Colombian GAAP........................      76,881,821          81,308,197
  U.S. GAAP.............................      35,896,893          35,228,971

  As more fully described and quantified in Note 6 to the unaudited Consolidated Interim Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to: income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

  Effective with the first quarter of fiscal 1999, the Company changed prospectively its method of accounting for connection fee income for U.S. GAAP purposes from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

  Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs. In 1999, all organization costs are expensed as incurred for U.S. GAAP and the balance of organization costs of Ps 902,352 at December 31, 1998 was expensed as a change in accounting during the six months ended June 30, 1999. For U.S. GAAP, the cumulative effect of this change of Ps 902,352 is not presented as a separate cumulative effect of an accounting change in the U.S. GAAP income statement for the six months ended June 30, 1999 as the change is expected to be immaterial to the results of operation for the full year 1999.

Recent Events

Y2K. The Company concluded all tests on the Y2K issue with positive results. These tests were carried out on systems related to telecommunications services, interconnection with other operators and internal administrative functions, and these test were carried out under the surveillance of the Ministry of Communications of Colombia.

Fast Internet. Currently the Company has a campaign underway to provide fast internet service via fiber optic for special and corporate clients. The service is provided by using the fiber optic network that was previously installed in the city of Cali by the Company, through its subsidiaries Cablevision and Unitel.

Macroeconomics. In 1999 the devaluation of the peso plus the decline in demand as a result of the general economic recession in Colombia affected the Company's performance. As of June 30, 1999 it has impacted the ARPU (average monthly revenue per unit) by approximately $2.30: $1.20 resulting from the devaluation and $1.10 as an impact of the general recession in the company. Therefore the administration of the company diagnostically approached this situation with two directions: Increase of the tariffs and by cross marketing a growing number of products and services.

Tariffs. The Company has increased local tariffs significantly throughout the six months ending June 30, 1999 in accordance with the policy of the Comision Nacional de Telecomunicaciones (The Telecommunication Regulatory Commission or "C.R.T.") to allow tariffs to rise to international levels. Management thinks that this increase will reduce in the future the devaluation impact of the Colombian peso with respect to the dollar. In April 1999, the company obtained authorization from the CRT to raise tariffs in basic and local usage charges, 19% and 22% respectively. The tariffs for long distance and cellular access charges remained indexed with peso devaluation.

In August 1999, the company once again obtained authorization to increase local tariffs by 10% in addition to previous authorized increases. This increase, the company believes, will compensate for any additional fluctuation in the value of the peso for the balance of the year.

Agreed to the situation of recession and devaluation and that the industry continues to grow and develop, on September, 1999 the CRT is issuing a Resolution authorizing new tariff increases for basic and local usage charges equal to inflation plus 20 points, for each fiscal year over the next three years. The company is considering the previous augmentation of tariffs for 1999 to meet this level established by the CRT in this new resolution. The tariffs for long distance and cellular access charges will continue to be indexed with peso devaluation. Management believes that these new tariff increases will protect the Company against future devaluation of the peso.

Addressing current market conditions. The company has introduced programs to increase sales activity in the current recession. Cross marketing and packaging of products from Unitel, Cablevision and our internet provider, Uniweb, has been successful in the stimulation of additional lines and services. Repackaging Cablevision offerings and introducing new products in telephony and internet continue our growth through diversified product revenue sources. In addition we have centralized the sales forces for all the companies and increased our telemarketing force. This has a dual impact of increasing market coverage and reducing the cost per sale. These programs of increasing revenue and market coverage will continue through yearend and into year 2000 to progressively open marketing opportunity.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Transtel S.A.
                                            ------------------------------------
                                                  (Registrant)

Date: September 14, 1999                    By: /s/Jorge Martinez
                                               ---------------------------------
                                                Name:   Jorge Martinez
                                                Title:  Financial Vice President